VIA EDGAR
March 2, 2006
Mr. William Choi
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3561
Washington, DC 20549

RE:	CDW Corporation (the “Company”) Form 10-K for the fiscal year ended December 31, 2004 File No. 000-21796
Dear Mr. Choi:
We are submitting this letter in response to the comments received from the Staff of the Securities and Exchange Commission (the “Staff’) by letter to the Company dated January 30, 2006. The comments in your letter have been incorporated in their entirety in the corresponding paragraph numbers below. Please note that our responses to two of the comments as to which confidential treatment is being requested are not included in this letter, but rather are included in a separate letter being sent to you in paper form only. We refer to that letter below as the “Separate Response Letter”.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15
Revenue Recognition, page 15
1.	We note your response to comment 1 from our letter dated December 9, 2005. Please provide us with the following additional information:
•	The amount of monthly revenue attributable to product shipped to customers using other carrier methods outside the five methods that have the largest dollars of sales. Please also quantify the amount of monthly revenue attributable to product shipped via electronic delivery and manufacturer or third-party shipments made directly to customers. Please provide a summary by delivery method for each month for the year ended December 31, 2004;

The Company’s response to this question is contained on “Attachment A” to the Separate Response Letter. In accordance with our conversation, Attachment A presents the shipments and associated carriers/methods for the last week of each quarter during the year ended December 31, 2004, rather than for each month during such year.

Mr. William Choi
United States Securities and Exchange Commission
March 2, 2006

•	On what basis you have assumed an average delivery time of three business days for manufacturer or third-party shipments made directly to the customer as opposed to two business days for your customer shipments;

The three day assumed delivery time for manufacturer or third-party shipments made directly to the customer relates to physical products only. The two day delivery time for our customer shipments is a weighted average using delivery times for each carrier and shipping method. Within the Company’s weighted average calculation, it is not unusual for delivery times related to physical products to average higher than two days, generally where the shipment method is not one where the carrier guarantees one or two day delivery times. Given that we do not track delivery times for shipments made by manufacturers or third parties, we use a conservative estimate of three days.

•	On what basis you assume a delivery time of one business day for your electronic delivery of product (i.e. software);

Customers usually have the ability to access the “electronic keys” to use software being delivered electronically at the same time the software is purchased. We do not track when the customer actually accesses such keys but we assume that it may not be immediate. We have used one day as a conservative estimate.

•	Whether you perform your calculation of weighted average customer delivery time for the five delivery methods that have the largest dollars of sales using the sales amounts from your sample of shipments selected or your actual sales amounts attributable to each shipping method for the given week selected. If you use the sales amounts from your sample of shipments, please tell us how much your calculation of weighted average shipment time would have been altered had you used actual sales amounts;

The sample used to determine the delivery time for the five delivery methods is from a week in the quarter that is as late in the quarter as possible but that will not unduly interfere with the quarterly closing process. Determining the delivery time for the five delivery methods is the only purpose of the sample.

The calculation of the weighted average customer delivery time for all delivery methods (including the five specifically tested methods) is based on the Company’s actual sales amounts attributable to each shipping method for the last week of the period being reported.

•	Your calculations and analyses that support the December 31 2004 deferred revenue balance that estimates the value of products that have shipped but which have not been received by the customer.

Mr. William Choi
United States Securities and Exchange Commission
March 2, 2006

The Company’s response to this question is contained on “Attachment B” to the Separate Response Letter.
Please feel free to contact the undersigned at 847-968-0204 or Christine A. Leahy, Vice President and General Counsel, at 847-968-0203 if you have any questions regarding the forgoing.
Sincerely,
/s/ Barbara A. Klein
Barbara A. Klein
Senior Vice President and Chief Financial Officer

cc	John A. Edwardson, Chief Executive Officer Christine A. Leahy, Vice President and General Counsel